UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  000-30999

(Check one):    ☐Form 10-K   ☐Form 20-F   ☐Form 11-K   ☒ Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended: September 30, 2015

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

       30DC, INC.
Full Name of Registrant

Former Name if Applicable

   80 BROAD STREET, 5TH FLOOR
Address of Principal Executive Office (Street and Number)

NEW YORK, NY 10004
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable without unreasonable effort and expense to prepare its accounting  records and schedules in sufficient time to allow its accountants to complete their review of the  Registrant's  financial  statements for the period ended September 30, 2015 before the required filing date  for the  subject Quarterly Report on Form 10-Q. The Registrant intends to file the subject Quarterly Report on Form 10-Q on or before the 30th calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Theodore A. Greenberg	(212)	962-4400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  Yes ☐  No ☒

Form 10K for the year ended June 30, 2015

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On July 30, 2015, the Company divested a portfolio of Internet marketing assets, including Market Pro Max, in two separate transactions, in exchange for a total of 16,743,681 shares of the Company's common stock.  10,000,000 shares were redeemed from Marillion Partnership which owns more than 10% of the Company's outstanding shares and was a contractor to the Company including the services of Edward Dale as Chief Executive Officer of the Company.  6,743,681 shares were redeemed from Netbloo Media. Ltd. which owns more than 10% of the Company's outstanding shares and is a contractor to the Company.  After these transactions, both Marillion and Netbloo remain shareholders and each owns in excess of 10% of the Company's outstanding common stock. Results of the Internet marketing assets for the period prior to the divestiture will be included in results of discontinued operations for all periods presented in the September 30, 2015 Form 10Q.

On July 30, 2015, Marillion Partnership's contractor agreement with the Company was terminated, this had included Edward Dale serving as Chief Executive Officer of the Company.  Henry Pinskier, Chair of 30DC, Inc.'s Board of Directors was elected by the board as interim Chief Executive Officer of the Company.  Mr. Dale remains a director of the Company.

On July 30, 2015, Netbloo Media, Ltd.'s existing contractor agreement with the Company was superseded by a new contractor agreement with an effective date of May 15, 2015.  The new contractor agreement reduces annual compensation from $300,000 to $150,000 per year and reduces the services Netbloo will provide to the Company's which is now focused on the MagCast Publishing Platform.

Due to the above changes, the Company expects a significant decrease in revenues and operating expenses for the period ending September 30, 2015 compared to the September 30, 2014 reporting period.

30DC, INC.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 16, 2015	By:	/s/ Theodore A. Greenberg
Theodore A. Greenberg
CFO

ATTENTION

Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal Violations (See 18 U.S.C. 1001).